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VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attention: Kat Bagley; Erin Jaskot

Re:	PAE Incorporated

Registration Statement on Form S-3

Filed February 14, 2020

File No. 333-236468

Ladies and Gentlemen:

On behalf of our client, PAE Incorporated, a Delaware corporation (the “Company”), we are writing in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Paul W. Cobb, Jr., the Company’s Executive Vice President, General Counsel & Secretary, dated February 28, 2020, relating to the above-referenced Registration Statement on Form S-3 of the Company filed with the Commission on February 14, 2020 (the “Registration Statement”).

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors

Our bylaws include a forum selection clause…, page 33

1.

We note that Section 9.17 of your Amended and Restated Bylaws states that unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint under the federal securities laws. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

April 3, 2020

Please revise your risk factor to address any questions of enforceability. We further note that both Sections 9.16 and 9.17 of your bylaws contain exclusive forum provisions. Please advise and reconcile as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 33 and 115 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in order to inform investors that the enforceability of the federal court choice of forum provision for Securities Act claims has been challenged, that it is possible that a court could find this type of provision to be inapplicable or unenforceable, and that if a court were to find the exclusive forum provisions to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The Company has also revised its bylaws in order to eliminate the duplication noted in the Staff’s comment, as further described on page 93 of Amendment No. 1. The amended bylaws have been filed as Exhibit 3.2 to the Registration Statement.

General

2.

We note that the registrant has less than 12 calendar months of post-combination Exchange Act reporting history. Under these circumstances, in light of the fact that Form S-3 is premised on the availability of a 12 month reporting history, use of Form S-3 for the combined entity does not appear to be appropriate at this time. Please refile on Form S-1.

Response: The Company acknowledges the Staff’s comment and has filed Amendment No. 1 as a pre-effective amendment to the Registration Statement on Form S-1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Christopher M. Cronin, at (202) 637-1023 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Paul W. Cobb, Jr., PAE Incorporated

Christopher M. Cronin, Latham & Watkins LLP